UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Director

On September 25, 2025, CBL International Limited (the “Company”) received written notice from Dato’ Sri Kam Choy Ho, a member of the Company’s board of directors (the “Board”), of his intent to resign from the Board effective as of September 30, 2025. Mr. Ho’s resignation is not related to any disagreement with the Company’s management, the Board, or any of the Company’s operations, policies, or practices.

Following Mr. Ho’s resignation, the Board will be comprised of six members, including four independent directors. The composition of the Board’s committees remains unchanged. The Company does not anticipate immediately filling the vacancy on the Board caused by Mr. Ho’s resignation, and such vacancy will be filled upon the identification of a suitable candidate in the Board’s sole discretion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: September 29, 2025	Title:	Chief Executive Officer